Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 5, 2021

FAIRFAX ANNOUNCES VIRTUAL ANNUAL MEETING DETAILS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that, due to the COVID-19 pandemic, its April 15 annual meeting will be held virtually, commencing at 9:30 a.m. Eastern Time, with a video webcast of the formal annual meeting and a presentation by Prem Watsa, Fairfax’s Chairman and CEO, followed by a Q&A session. Following are instructions on how to access this webcast and to submit questions in advance for the Q&A.

Registered shareholders and duly appointed proxyholders will be able to attend and vote at the meeting in real time through a web-based platform at https://web.lumiagm.com/460681716. Shareholders are encouraged to access the webcast of the meeting early, access for which will commence at 8:30 a.m. Eastern Time on Thursday, April 15, 2021. Additional instructions may be found in Fairfax’s management proxy circular as well as in our virtual AGM user guide which has been posted on our website at: https://s1.q4cdn.com/579586326/files/doc_downloads/2021/03/FairfaxFinancial_AGM_Guide_E05.pdf. Shareholders are encouraged to vote by proxy in advance of the meeting by one of the methods described in the proxy circular.

Questions can be submitted in advance by e-mailing them to FairfaxAGM2021@shareholderservices.ca. These questions, in addition to those being sent live through the platform during the meeting, will be received by Fairfax’s moderators, Jeff Fenwick, Managing Director, Head of Institutional Equity Research, Cormark Securities Inc. and Jeffrey Stacey, Chairman and CEO, Stacey Muirhead Capital Management Ltd., who will facilitate the Q&A session.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941